Mail Stop 3628

October 6, 2009

**Via U.S. Mail**

Mr. Matthew F. LeBaron
American Securities LLC
The Chrysler Center
666 Third Avenue
New York, New York  10017

      Re:    **GenTek Inc.**
              **Schedule TO-T filed by ASP GT Acquisition Corp. et al.**
              **Filed on September 29, 2009**
              **File No. 005-56261**

Dear Mr. LeBaron:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Do you have the financial resources to make payment, page S-ii

1.      We note that you expect $90 million of cash on hand of GenTek to be available to fund the purchase of Shares in the Offer.  Please file the agreement that describes this cash commitment or tell us where it has been previously disclosed.  In this

regard, we note that Section 4.9 of the Merger Agreement states that the bidders will have use of not less than $54 million of the issuer's cash.

What are the most significant conditions to the Offer, page S-iii

2.      Please revise to describe the specific governmental approvals that will be required.

Acceptance for Payment and Payment for Shares, page 4

3.      Your disclosure states that share certificates evidencing unpurchased Shares will be returned as promptly as practicable following the expiration or termination of the Offer.  Rule 14e-1(c) requires that you return the unpurchased Shares "promptly" upon expiration or termination of the Offer.  Please revise here and throughout the document, as necessary.

Financial Projections, page 10

4.      You have included a non-GAAP financial projection in this section.  Please tell us your analysis as to the applicability of Regulation G to this disclosure, with particular reference to Section 5.3 of the Merger Agreement ("Access to Information; Confidentiality").  We may have further comment after we review your response.

Certain Conditions of the Offer, page 31

5.      All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer, not merely before acceptance of the Shares for payment.  Your disclosure implies that the Minimum Condition need not be satisfied or waived prior to expiration.  Please revise the language accordingly.

Exhibits

6.      Please file the Reliance Letter, or advise us.  Refer to Items 1016(d) and 1011(a)(1) of Regulation M-A.

Exhibit (a)(5)(B)

7.      Your reference to the Private Securities Litigation Reform Act of 1995 appears inappropriate, because the safe harbor is not available for statements made in connection with a tender offer.  Refer to Section 21E(b)(2)(C) of the Exchange Act.  Please confirm that you will refrain from making further references to the

PSLRA or its safe harbor provision in any future press releases or other communications relating to the Offer.

\* \* \* \* \*

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc:     Via facsimile:  (212) 310-8007
        Michael E. Lubowitz, Esq.
        Weil, Gotshal & Manges LLP